Contact

www.linkedin.com/in/doug-nguyen-b7b78525 (LinkedIn)

Top Skills

User Experience (UX)
Financial Analysis
Market Research

Languages

English (Full Professional)
Vietnamese (Native or Bilingual)

Certifications

Certified Global Business Professional (CGBP)

Honors-Awards

Thomas & Emma Bennett Scholarship

Doug Nguyen

Founder and CEO @ GigMarket.com | Innovating Gig Jobs Platform
McLean, Virginia, United States

Summary

I am a problem solver who is dedicated to reshaping the gig economy landscape. Harnessing the power of groundbreaking technology, I'm in the process of developing a next-gen gig platform, aka GigMarket.com. This platform is not just a tool; it's a catalyst for change, designed to transform how gig workers and customers interact and thrive in the modern work ecosystem. Exciting times ahead as we pave the way for a new era of possibilities in the gig economy! #GigEconomyInnovator #TechRevolutionary #GigMarket

Experience

GIGMARKET.COM
Founder and CEO
June 2022 - Present (3 years 5 months)
Vienna, Virginia, United States

GigMarket.com is the most convenient marketplace for gig jobs. Our platform lets workers find you to get small jobs done quickly and easily by people in your neighborhood.

Exportechs
Founder and CEO
April 2016 - Present (9 years 7 months)
Vienna, Virginia, United States

Imports/ Exports, Sales and International Trade.
Apps Development.

VT Systems
Executive Assistant to the CEO and the General Counsel
March 2014 - April 2016 (2 years 2 months)
Alexandria, VA

Oklahoma State University
Graduate Research Assistant
January 2012 - July 2013 (1 year 7 months)

School of International Studies, Oklahoma State University

Work with Marketing Professor in the Spears School of Business with researches focused on Brand Values, Brand Equity and Brand Alliances using Portfolio Diversification approach

Paper submitted: Good Times, Bad Times: High Value Brands' Performance

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Education

Oklahoma State University

Masters of Science, International Studies, International Trade & Development

University of California, Santa Barbara

Bachelor of Science (B.Sc.), Financial Mathematics & Statistics